Filed by First Midwest Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Midwest Bancorp, Inc.
(Registration Statement No. 333-234242)

Set forth below is a copy of First Midwest Bancorp, Inc.’s third quarter 2019 earnings release.

FOR IMMEDIATE RELEASE

FIRST MIDWEST BANCORP, INC. ANNOUNCES
RECORD NET INCOME FOR THE THIRD QUARTER OF 2019
CHICAGO, IL, October 22, 2019 – First Midwest Bancorp, Inc. (the "Company" or "First Midwest"), the holding company of First Midwest Bank (the "Bank"), today reported results of operations and financial condition for the third quarter of 2019. Net income for the third quarter of 2019 was $54.5 million, or $0.49 per share, compared to $47.0 million, or $0.43 per share, for the second quarter of 2019, and $53.4 million, or $0.52 per share, for the third quarter of 2018.
Reported results for all periods were impacted by acquisition and integration related expenses and implementation costs related to the Company's Delivering Excellence initiative(1) ("Delivering Excellence"). In addition, the third quarter of 2018 was impacted by the revaluation of deferred tax assets. For additional detail on these adjustments, see the "Non-GAAP Financial Information" section presented later in this release.
Earnings per share ("EPS"), adjusted(2) was $0.52 for the third quarter of 2019, compared to $0.50 for the second quarter of 2019 and $0.46 for the third quarter of 2018.
SELECT THIRD QUARTER HIGHLIGHTS

•	Generated EPS of $0.49, compared to $0.43 for the second quarter of 2019 and $0.52 for the third quarter of 2018.

◦	Increased EPS, adjusted(2) to $0.52, up 4% and 13% from the second quarter of 2019 and third quarter of 2018, respectively.

•	Grew loans to $13 billion, up 8%, annualized from June 30, 2019 and 16% from September 30, 2018.

•	Increased total average deposits to $13 billion, up 4% and 16% from the second quarter of 2019 and third quarter of 2018, respectively.

•	Expanded noninterest income to $43 million, up 11% from the second quarter of 2019 and 20% from the third quarter of 2018.

•	Grew net interest income modestly from the second quarter of 2019 and 14% from the third quarter of 2018.

◦	Net interest margin decreased to 3.82%, reflective of the interest rate environment and balance sheet mix.

•	Consistent net loan charge-offs to average loans of 0.29%, reflective of the benign credit environment.

•	Controlled noninterest expense; reported an efficiency ratio(2) of 54%, improved from 55% and 56% in the second quarter of 2019 and third quarter of 2018, respectively.

•
Increased common equity Tier 1 capital to 10.18%, up 7 basis points from the second quarter of 2019 and 25 basis points from the third quarter of 2018; capital replenished to levels last achieved prior to 2019 acquisitions.

•	Announced the acquisition of Park Bank on August 28, 2019, with approximately $1.0 billion of assets, $700 million of loans, and $815 million of deposits.

"Performance for the quarter was strong, profiting from both growth and revenue diversity," said Michael L. Scudder, Chairman of the Board and Chief Executive Officer of the Company. "We closed the quarter with $18.0 billion of total assets, up 3% and 20% from last quarter and year, respectively.  Operating results were solid and resilient, with the benefits of growth, stronger fee-based revenues and continued efficiency offsetting margin pressures from today’s lower rate environment."
Mr. Scudder concluded, "As we navigate the challenges of an uncertain landscape, First Midwest remains centered on our strategic and business priorities. First and foremost, we remain focused on our clients as we work to deliver a superior experience through continued investment in colleagues, systems and efficiency. Second, we continue to expand and diversify our business as evidenced by our pending acquisition of Park Bank, which will see us grow in the Milwaukee and Southeast Wisconsin marketplace. Combined with a strong balance sheet, these efforts position us well as we strive to provide our shareholders with superior, long-term returns."

First Midwest Bancorp, Inc. | 8750 West Bryn Mawr Avenue | Suite 1300 | Chicago | Illinois | 60631

PENDING ACQUISITION
Park Bank
On August 27, 2019, the Company entered into a merger agreement to acquire Bankmanagers Corp. ("Bankmanagers"), the holding company for Park Bank, based in Milwaukee, Wisconsin. As of June 30, 2019, Bankmanagers had approximately $1.0 billion of assets, $815 million of deposits, and $700 million of loans. The merger agreement provides for a fixed exchange ratio of 29.9675 shares of Company common stock, plus $623.02 in cash, for each share of Bankmanagers common stock, subject to certain adjustments. As of the date of announcement, the overall transaction was valued at approximately $195 million. The transaction is subject to customary regulatory approvals, the approval of Bankmanagers’ shareholders, and the completion of various closing conditions, and is anticipated to close by January 2020.

(1) The Company initiated certain actions in connection with its Delivering Excellence initiative in the second quarter of 2018, demonstrating the Company's ongoing commitment to provide service excellence to its clients and maximizing both the efficiency and scalability of its operating platform.
(2) These metrics are non-GAAP financial measures. For details on the calculation of these metrics, see the sections titled "Non-GAAP Financial Information" and "Non-GAAP Reconciliations" presented later in this release.

OPERATING PERFORMANCE
Net Interest Income and Margin Analysis
(Dollar amounts in thousands)

	Quarters Ended
	September 30, 2019			June 30, 2019			September 30, 2018
	Average Balance	Interest	Yield/ Rate (%)	Average Balance	Interest	Yield/ Rate (%)	Average Balance	Interest	Yield/ Rate (%)
Assets
Other interest-earning assets	$283,178	$1,702	2.38	$210,322	$1,240	2.36	$162,646	$631	1.54
Securities(1)	2,869,461	19,906	2.77	2,631,437	18,423	2.80	2,245,784	14,533	2.59
Federal Home Loan Bank ("FHLB") and Federal Reserve Bank ("FRB") stock	108,735	831	3.06	87,815	757	3.45	83,273	734	3.53
Loans(1)	12,539,541	160,756	5.09	12,022,470	158,442	5.29	10,980,916	134,768	4.87
Total interest-earning assets(1)	15,800,915	183,195	4.60	14,952,044	178,862	4.80	13,472,619	150,666	4.44
Cash and due from banks	224,127			215,464			196,382
Allowance for loan losses	(110,616)			(108,698)			(100,717)
Other assets	1,784,754			1,681,240			1,326,386
Total assets	$17,699,180			$16,740,050			$14,894,670
Liabilities and Stockholders' Equity
Savings deposits	$2,056,128	308	0.06	$2,079,852	346	0.07	$2,003,928	364	0.07
NOW accounts	2,483,176	3,462	0.55	2,261,103	2,776	0.49	2,164,018	2,151	0.39
Money market deposits	2,080,274	4,111	0.78	1,907,766	3,041	0.64	1,772,821	1,522	0.34
Time deposits	3,026,423	13,873	1.82	2,849,930	13,153	1.85	1,993,361	6,389	1.27
Borrowed funds	1,369,079	5,639	1.63	1,025,351	4,459	1.74	980,421	3,927	1.59
Senior and subordinated debt	233,642	3,783	6.42	220,756	3,595	6.53	195,526	3,152	6.40
Total interest-bearing liabilities	11,248,722	31,176	1.10	10,344,758	27,370	1.06	9,110,075	17,505	0.76
Demand deposits	3,800,569			3,835,567			3,624,520
Total funding sources	15,049,291		0.82	14,180,325		0.77	12,734,595		0.55
Other liabilities	322,610			318,156			250,745
Stockholders' equity - common	2,327,279			2,241,569			1,909,330
Total liabilities and stockholders' equity	$17,699,180			$16,740,050			$14,894,670
Tax-equivalent net interest income/margin(1)		152,019	3.82		151,492	4.06		133,161	3.92
Tax-equivalent adjustment		(1,232)			(1,180)			(1,134)
Net interest income (GAAP)(1)		$150,787			$150,312			$132,027
Impact of acquired loan accretion(1)		$9,244	0.23		$10,308	0.28		$4,565	0.13
Tax-equivalent net interest income/ margin, adjusted(1)		$142,775	3.59		$141,184	3.78		$128,596	3.79
(1) Interest income and yields on tax-exempt securities and loans are presented on a tax-equivalent basis, assuming a federal income tax rate of 21%. The corresponding income tax impact related to tax-exempt items is recorded in income tax expense. These adjustments have no impact on net income. See the "Non-GAAP Financial Information" section presented later in this release for a discussion of this non-GAAP financial measure.
Net interest income for the third quarter of 2019 was consistent with the second quarter of 2019 and up 14.2% compared to the third quarter of 2018. Compared to both prior periods, the impact of the acquisition of interest-earning assets from the Bridgeview Bancorp, Inc. ("Bridgeview") transaction that closed in the middle of the second quarter of 2019, security purchases, and loan growth was partially offset by higher cost of funds. In addition, net interest income for the third quarter of 2019 benefited from an increase in the number of days in the quarter compared to the second quarter of 2019, partially offset by lower acquired loan accretion. Compared to the third quarter of 2018, the rise in net interest income was also impacted by the acquisition of interest-earning assets from the Northern States Financial Corporation ("Northern States") transaction in the fourth quarter of 2018 and higher acquired loan accretion.
Acquired loan accretion contributed $9.2 million, $10.3 million, and $4.6 million to net interest income for the third quarter of 2019, the second quarter of 2019, and the third quarter of 2018, respectively.

Tax-equivalent net interest margin for the current quarter was 3.82%, decreasing 24 basis points from the second quarter of 2019 and 10 basis points from the third quarter of 2018. Excluding the impact of acquired loan accretion, tax-equivalent net interest margin was 3.59%, down 19 basis points from the second quarter of 2019 and 20 basis point from the third quarter of 2018. Tax-equivalent net interest margin, adjusted reflects the impact of lower market rates on loan yields compared to the second quarter of 2019, and compression related to the mix of interest-earning assets acquired in the Bridgeview transaction compared to the third quarter of 2018. In addition, the decrease compared to both prior periods was impacted by actions taken to reduce rate sensitivity and higher cost of funds.
For the third quarter of 2019, total average interest-earning assets rose by $848.9 million and $2.3 billion from the second quarter of 2019 and third quarter of 2018, respectively. The increase compared to both prior periods resulted primarily from the Bridgeview transaction in the second quarter of 2019, security purchases, and loan growth. In addition, the rise in average interest-earning assets compared to the third quarter of 2018 was impacted by the Northern States transaction.
Total average funding sources for the third quarter of 2019 increased by $869.0 million and $2.3 billion from the second quarter of 2019 and third quarter of 2018, respectively. The increase compared to both prior periods resulted primarily from the Bridgeview transaction in the second quarter of 2019, organic growth, and FHLB advances. In addition, the rise in average funding sources compared to the third quarter of 2018 was impacted by the Northern States transaction.
Noninterest Income Analysis
(Dollar amounts in thousands)

	Quarters Ended			September 30, 2019 Percent Change From
	September 30, 2019	June 30, 2019	September 30, 2018	June 30, 2019	September 30, 2018
Service charges on deposit accounts	$13,024	$12,196	$12,378	6.8	5.2
Wealth management fees	12,063	12,190	10,622	(1.0)	13.6
Card-based fees, net	4,694	4,549	4,123	3.2	13.8
Capital market products income	4,161	2,154	1,936	93.2	114.9
Mortgage banking income	3,066	1,901	1,657	61.3	85.0
Merchant servicing fees, net	385	371	387	3.8	(0.5)
Other service charges, commissions, and fees	2,638	2,412	2,399	9.4	10.0
Total fee-based revenues	40,031	35,773	33,502	11.9	19.5
Other income	2,920	2,753	2,164	6.1	34.9
Total noninterest income	$42,951	$38,526	$35,666	11.5	20.4
Total noninterest income of $43.0 million was up 11.5% and 20.4% from the second quarter of 2019 and third quarter of 2018, respectively. The increase in service charges on deposit accounts and net card-based fees compared to both prior periods was due to services provided to customers acquired in the Bridgeview transaction, as well as seasonally higher volumes compared to the second quarter of 2019 and services provided to customers acquired in the Northern States transaction compared to the third quarter of 2018. Compared to the third quarter of 2018, growth in wealth management fees was driven primarily by customers acquired in the Northern Oak Wealth Management, Inc. ("Northern Oak") transaction completed during the first quarter of 2019.
Capital market products income increased in the third quarter of 2019 as a result of higher sales to corporate clients due to lower long-term rates.
Mortgage banking income for the third quarter of 2019 resulted from sales of $141.0 million of 1-4 family mortgage loans in the secondary market, compared to $93.5 million in the second quarter of 2019 and $61.3 million in the third quarter of 2018. Mortgage banking income is also impacted by changes in the fair value of mortgage servicing rights, which fluctuate from quarter to quarter.
Other income was elevated compared to the third quarter of 2018 due primarily to benefit settlements on bank-owned life insurance and higher fair value adjustments on equity securities.

Noninterest Expense Analysis
(Dollar amounts in thousands)

	Quarters Ended			September 30, 2019 Percent Change From
	September 30, 2019	June 30, 2019	September 30, 2018	June 30, 2019	September 30, 2018
Salaries and employee benefits:
Salaries and wages	$50,686	$47,776	$44,067	6.1	15.0
Retirement and other employee benefits	10,795	10,916	10,093	(1.1)	7.0
Total salaries and employee benefits	61,481	58,692	54,160	4.8	13.5
Net occupancy and equipment expense	13,903	13,671	13,183	1.7	5.5
Professional services	9,550	10,467	7,944	(8.8)	20.2
Technology and related costs	5,062	4,908	4,763	3.1	6.3
Advertising and promotions	2,955	3,167	3,526	(6.7)	(16.2)
Net other real estate owned ("OREO") expense	381	294	(413)	29.6	192.3
Other expenses	11,432	12,987	11,015	(12.0)	3.8
Acquisition and integration related expenses	3,397	9,514	60	(64.3)	N/M
Delivering Excellence implementation costs	234	442	2,239	(47.1)	(89.5)
Total noninterest expense	$108,395	$114,142	$96,477	(5.0)	12.4
Acquisition and integration related expenses	(3,397)	(9,514)	(60)	(64.3)	N/M
Delivering Excellence implementation costs	(234)	(442)	(2,239)	(47.1)	(89.5)
Total noninterest expense, adjusted(1)	$104,764	$104,186	$94,178	0.6	11.2
N/M – Not meaningful.
(1) See the "Non-GAAP Financial Information" section presented later in this release for a discussion of this non-GAAP financial measure.
Total noninterest expense decreased 5.0% from the second quarter of 2019 and increased 12.4% from the third quarter of 2018. Noninterest expense for all periods presented was impacted by acquisition and integration related expenses and costs related to implementation of the Delivering Excellence initiative. Excluding these items, noninterest expense for the third quarter of 2019 was $104.8 million, consistent with the second quarter of 2019 and up 11.2% from the third quarter of 2018.
Operating costs associated with the Bridgeview transaction completed during the middle of the second quarter of 2019 contributed to noninterest expense for the third quarter of 2019. In addition, operating costs associated with the Northern Oak and Northern States transactions contributed to the increase in noninterest expense compared to the third quarter of 2018. These costs primarily occurred in salaries and employee benefits, net occupancy and equipment expense, professional services, and other expenses.
Compared to both prior periods, the increase in salaries and employee benefits was also impacted by higher commissions resulting from sales of 1-4 family mortgage loans in the secondary market. In addition, salaries and employee benefits compared to the third quarter of 2018 rose due to merit increases. The decrease in professional services compared to the second quarter of 2019 was driven primarily by the timing of certain other professional fees and the increase compared to the third quarter of 2018 resulted from organizational growth. Advertising and promotions expense decreased compared to both prior periods due to the timing of certain costs related to marketing campaigns, as well as a contribution to the First Midwest Charitable Foundation in the third quarter of 2018. Net OREO expense for the third quarter of 2018 was impacted by higher levels of gains on sales of properties. The decrease in other expenses compared to the second quarter of 2019 was driven primarily by lower property valuation adjustments and a reduction in Federal Deposit Insurance Corporation premiums due to small bank assessment credits received.
Acquisition and integration related expenses for the third quarter of 2019 resulted primarily from the acquisition of Bridgeview and the pending acquisition of Park Bank. For the second quarter of 2019, acquisition and integration related expenses resulted primarily from the acquisition of Bridgeview.
Delivering Excellence implementation costs for all periods presented resulted from certain actions initiated by the Company in connection with its Delivering Excellence initiative and include property valuation adjustments on locations identified for closure, employee severance, and general restructuring and advisory services.

LOAN PORTFOLIO AND ASSET QUALITY
Loan Portfolio Composition
(Dollar amounts in thousands)

	As of			September 30, 2019 Percent Change From
	September 30, 2019	June 30, 2019	September 30, 2018	June 30, 2019	September 30, 2018
Commercial and industrial	$4,570,361	$4,524,401	$3,994,142	1.0	14.4
Agricultural	417,740	430,589	432,220	(3.0)	(3.4)
Commercial real estate:
Office, retail, and industrial	1,892,877	1,936,577	1,782,757	(2.3)	6.2
Multi-family	817,444	787,155	698,611	3.8	17.0
Construction	637,256	654,607	632,779	(2.7)	0.7
Other commercial real estate	1,425,292	1,447,673	1,348,831	(1.5)	5.7
Total commercial real estate	4,772,869	4,826,012	4,462,978	(1.1)	6.9
Total corporate loans	9,760,970	9,781,002	8,889,340	(0.2)	9.8
Home equity	833,955	874,686	853,887	(4.7)	(2.3)
1-4 family mortgages	1,686,967	1,391,814	888,797	21.2	89.8
Installment	491,427	472,102	418,524	4.1	17.4
Total consumer loans	3,012,349	2,738,602	2,161,208	10.0	39.4
Total loans	$12,773,319	$12,519,604	$11,050,548	2.0	15.6
Total loans of $12.8 billion increased 8.0%, annualized from June 30, 2019 and by 15.6% from September 30, 2018. Excluding loans acquired in the Bridgeview and Northern States transactions as of September 30, 2019, total loans grew by 7.8% from September 30, 2018. In addition, total corporate loans compared to both prior periods benefited from growth in commercial and industrial loans, primarily within our sector-based lending and middle market business units, and multifamily loans. Strong production within commercial real estate loans was offset by the impact of the decision of certain customers to opportunistically sell their commercial business or investment real estate properties, as well as refinancing with non-bank lenders and real estate investors.
Growth in consumer loans compared to both prior periods resulted primarily from purchases of 1-4 family mortgages and organic growth.

Asset Quality
(Dollar amounts in thousands)

	As of			September 30, 2019 Percent Change From
	September 30, 2019	June 30, 2019	September 30, 2018	June 30, 2019	September 30, 2018
Asset quality
Non-accrual loans	$77,692	$63,477	$64,766	22.4	20.0
90 days or more past due loans, still accruing interest(1)	4,657	2,615	2,949	78.1	57.9
Total non-performing loans	82,349	66,092	67,715	24.6	21.6
Accruing troubled debt restructurings ("TDRs")	1,422	1,441	1,741	(1.3)	(18.3)
Foreclosed assets(2)	25,266	28,488	12,244	(11.3)	106.4
Total non-performing assets	$109,037	$96,021	$81,700	13.6	33.5
30-89 days past due loans(1)	$46,171	$34,460	$46,257
Non-accrual loans to total loans	0.61%	0.51%	0.59%
Non-performing loans to total loans	0.64%	0.53%	0.61%
Non-performing assets to total loans plus foreclosed assets	0.85%	0.77%	0.74%
Allowance for credit losses
Allowance for credit losses	$110,228	$106,929	$100,925
Allowance for credit losses to total loans(3)	0.86%	0.85%	0.91%
Allowance for credit losses to loans, excluding acquired loans	0.98%	0.98%	1.01%
Allowance for credit losses to non-accrual loans	141.88%	168.45%	155.83%

(1) Purchased credit impaired loans with an accretable yield are considered current and are not included in past due loan totals.
(2) Foreclosed assets consists of OREO and other foreclosed assets acquired in partial or total satisfaction of defaulted loans. Other foreclosed assets are included in other assets in the Consolidated Statements of Financial Condition.
(3) This ratio includes acquired loans that are recorded at fair value through an acquisition adjustment, which incorporates credit risk as of the acquisition date with no allowance for credit losses being established at that time. As the acquisition adjustment is accreted into income over future periods, an allowance for credit losses on acquired loans is established as necessary to reflect credit deterioration.
Total non-performing assets represented 0.85% of total loans and foreclosed assets at September 30, 2019 compared to 0.77% and 0.74% at June 30, 2019 and September 30, 2018, respectively, reflective of normal fluctuations that occur on a quarterly basis. The increase in non-accrual loans from June 30, 2019 was driven primarily by the transfer of two corporate loan relationships to non-accrual during the third quarter of 2019, for which the Company has remediation plans in place. In addition, included in foreclosed assets as of September 30, 2019 and June 30, 2019 was $3.9 million and $6.2 million, respectively, of OREO acquired in the Bridgeview transaction.
The allowance for credit losses to total loans was 0.86% at September 30, 2019, compared to 0.85% at June 30, 2019 and 0.91% at September 30, 2018. The decrease compared to September 30, 2018 was driven primarily by loans acquired in the Bridgeview transaction, for which no allowance for credit losses was established at the time of acquisition in accordance with accounting guidance applicable to business combinations.

Charge-Off Data
(Dollar amounts in thousands)

	Quarters Ended
	September 30, 2019	% of Total	June 30, 2019	% of Total	September 30, 2018	% of Total
Net loan charge-offs(1)
Commercial and industrial	$5,532	60.1	$4,600	49.3	$5,230	65.2
Agricultural	439	4.8	658	7.0	631	7.9
Office, retail, and industrial	219	2.4	1,454	15.6	596	7.4
Multi-family	(38)	(0.4)	—	—	1	—
Construction	(2)	—	(10)	(0.1)	(4)	—
Other commercial real estate	(43)	(0.5)	284	3.0	23	0.3
Consumer	3,092	33.6	2,355	25.2	1,537	19.2
Total net loan charge-offs	$9,199	100.0	$9,341	100.0	$8,014	100.0
Total recoveries included above	$2,073		$2,083		$1,250
Net loan charge-offs to average loans(1)(2)
Quarter-to-date	0.29%		0.31%		0.29%
Year-to-date	0.31%		0.32%		0.42%
(1) Amounts represent charge-offs, net of recoveries.
(2) Annualized based on the actual number of days for each period presented.
Net loan charge-offs to average loans, annualized were 0.29%, compared to 0.31% for the second quarter of 2019 and 0.29% for the third quarter of 2018.
DEPOSIT PORTFOLIO
Deposit Composition
(Dollar amounts in thousands)

	Average for the Quarters Ended			September 30, 2019 Percent Change From
	September 30, 2019	June 30, 2019	September 30, 2018	June 30, 2019	September 30, 2018
Demand deposits	$3,800,569	$3,835,567	$3,624,520	(0.9)	4.9
Savings deposits	2,056,128	2,079,852	2,003,928	(1.1)	2.6
NOW accounts	2,483,176	2,261,103	2,164,018	9.8	14.7
Money market accounts	2,080,274	1,907,766	1,772,821	9.0	17.3
Core deposits	10,420,147	10,084,288	9,565,287	3.3	8.9
Time deposits	3,026,423	2,849,930	1,993,361	6.2	51.8
Total deposits	$13,446,570	$12,934,218	$11,558,648	4.0	16.3

Total average deposits were $13.4 billion for the third quarter of 2019, up 4.0% and 16.3% from the second quarter of 2019 and third quarter of 2018, respectively. The increase in total average deposits compared to both prior periods was driven primarily by deposits assumed in the Bridgeview transaction during the middle of the second quarter of 2019 and organic growth. In addition, growth in total average deposits was impacted by the normal seasonal increase in municipal deposits compared to the second quarter of 2019 and deposits assumed in the Northern States transaction, as well as various time deposit marketing initiatives compared to the third quarter of 2018.

CAPITAL MANAGEMENT
Capital Ratios

	As of
	September 30, 2019	June 30, 2019	December 31, 2018	September 30, 2018
Company regulatory capital ratios:
Total capital to risk-weighted assets	12.62%	12.57%	12.62%	12.32%
Tier 1 capital to risk-weighted assets	10.18%	10.11%	10.20%	10.34%
Common equity Tier 1 ("CET1") to risk-weighted assets	10.18%	10.11%	10.20%	9.93%
Tier 1 capital to average assets	8.67%	8.96%	8.90%	9.10%
Company tangible common equity ratios(1)(2):
Tangible common equity to tangible assets	8.54%	8.57%	8.59%	8.21%
Tangible common equity, excluding accumulated other comprehensive income ("AOCI"), to tangible assets	8.50%	8.59%	8.95%	8.74%
Tangible common equity to risk-weighted assets	10.24%	10.11%	9.81%	9.33%
(1) These ratios are not subject to formal Federal Reserve regulatory guidance.
(2) Tangible common equity ("TCE") represents common stockholders' equity less goodwill and identifiable intangible assets. For details of the calculation of these ratios, see the sections titled, "Non-GAAP Financial Information" and "Non-GAAP Reconciliations" presented later in this release.
Capital ratios were consistent compared to December 31, 2018 as strong earnings and deferred gains recognized due to the adoption of lease accounting guidance at the beginning of 2019 were offset by the Bridgeview and Northern Oak acquisitions, the impact of loan growth and securities purchases on risk-weighted assets, and stock repurchases. In addition, capital ratios compared to September 30, 2018 were impacted by the phase-out of Tier 1 treatment of the Company's trust-preferred securities and the Northern States transaction in the fourth quarter of 2018.
During the first quarter of 2019, the Company announced a new stock repurchase program that authorizes the Company to repurchase up to $180 million of its common stock. Stock repurchases under this program may be made from time to time on the open market or in privately negotiated transactions, at the discretion of the Company. The Company repurchased approximately 645,000 shares of its common stock at a total cost of $12.7 million during the third quarter of 2019. As of September 30, 2019, the Company had remaining authorization to purchase $146.1 million of its common stock.
The Board of Directors approved a quarterly cash dividend of $0.14 per common share during the third quarter of 2019, which follows an increase of 17% from the first quarter of 2019 and is a 27% increase from the third quarter of 2018. This dividend represents the 147th consecutive cash dividend paid by the Company since its inception in 1983.
Conference Call
A conference call to discuss the Company's results, outlook, and related matters will be held on Wednesday, October 23, 2019 at 11 A.M. (ET). Members of the public who would like to listen to the conference call should dial (877) 507-0639 (U.S. domestic) or (412) 317-6003 (International) and ask for the First Midwest Bancorp, Inc. Earnings Conference Call. The number should be dialed 10 to 15 minutes prior to the start of the conference call. There is no charge to access the call. The conference call will also be accessible as an audio webcast through the Investor Relations section of the Company's website, www.firstmidwest.com/investorrelations. For those unable to listen to the live broadcast, a replay will be available on the Company's website or by dialing (877) 344-7529 (U.S. domestic) or (412) 317-0088 (International) conference I.D. 10135664 beginning one hour after completion of the live call until 9:00 A.M. (ET) on November 6, 2019. Please direct any questions regarding obtaining access to the conference call to First Midwest Bancorp, Inc. Investor Relations, via e-mail, at investor.relations@firstmidwest.com.
Press Release, Presentation Materials, and Additional Information Available on Website
This press release, the presentation materials to be discussed during the conference call, and the accompanying unaudited Selected Financial Information are available through the "Investor Relations" section of First Midwest's website at www.firstmidwest.com/investorrelations.
Forward-Looking Statements
This press release, as well as any oral statements made by or on behalf of First Midwest, may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as "may," "might," "will," "would," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "outlook," "predict," "project," "probable," "potential," "possible," "target," "continue," "look forward," or "assume" and words of similar import. Forward-looking statements are not historical facts or guarantees of future performance but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements speak only as of the date made, and First Midwest undertakes no obligation to update any forward-looking statements.
Forward-looking statements may be deemed to include, among other things, statements relating to First Midwest's future financial performance, including the related outlook for 2019, the performance of First Midwest's loan or securities portfolio, the expected amount of future credit reserves or charge-offs, corporate strategies or objectives, including the impact of certain actions and initiatives, First Midwest's Delivering Excellence initiative, including costs and benefits associated therewith and the timing thereof, anticipated trends in First Midwest's business, regulatory developments, the impact of federal income tax reform legislation, acquisition transactions, including First Midwest's proposed acquisition of Bankmanagers, estimated synergies, cost savings and financial benefits of announced and completed transactions, and growth strategies, including possible future acquisitions. These statements are subject to certain risks, uncertainties and assumptions, including those discussed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in First Midwest's Annual Report on Form 10-K for the year ended December 31, 2018, and in First Midwest's subsequent filings made with the Securities and Exchange Commission ("SEC"). These risks and uncertainties are not exhaustive, and other sections of these reports describe additional factors that could adversely impact First Midwest's business and financial performance.
Non-GAAP Financial Information
The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and general practices within the banking industry. As a supplement to GAAP, the Company provides non-GAAP performance results, which the Company believes are useful because they assist investors in assessing the Company's operating performance. These non-GAAP financial measures include EPS, adjusted, the efficiency ratio, return on average assets, adjusted, tax-equivalent net interest income (including its individual components), tax-equivalent net interest margin, tax-equivalent net interest margin, adjusted, noninterest expense, adjusted, effective income tax rate, adjusted, tangible common equity to tangible assets, tangible common equity, excluding AOCI, to tangible assets, tangible common equity to risk-weighted assets, return on average common equity, adjusted, return on average tangible common equity, and return on average tangible common equity, adjusted.
The Company presents EPS, the efficiency ratio, return on average assets, return on average common equity, and return on average tangible common equity, all adjusted for certain significant transactions. These transactions include acquisition and integration related expenses associated with completed and pending acquisitions (all periods), Delivering Excellence implementation costs (all periods), and certain income tax benefits resulting from tax reform (third quarter of 2018). Management believes excluding these transactions from EPS, the efficiency ratio, return on average assets, return on average common equity, and return on average tangible common equity may be useful in assessing the Company's underlying operational performance since these transactions do not pertain to its core business operations and their exclusion may facilitate better comparability between periods. Management believes that excluding acquisition and integration related expenses from these metrics may be useful to the Company, as well as analysts and investors, since these expenses can vary significantly based on the size, type, and structure of each acquisition. Additionally, management believes excluding these transactions from these metrics may enhance comparability for peer comparison purposes.
The Company presents noninterest expense, adjusted, which excludes acquisition and integration related expenses and Delivering Excellence implementation costs. In addition, the Company presents the effective income tax rate, adjusted, which excludes certain income tax benefits aligned with tax reform. Management believes that excluding these items from noninterest expense and the effective income tax rate may be useful in assessing the Company’s underlying operational performance as these items either do not pertain to its core business operations or their exclusion may facilitate better comparability between periods and for peer comparison purposes.
The tax-equivalent adjustment to net interest income and net interest margin recognizes the income tax savings when comparing taxable and tax-exempt assets. Interest income and yields on tax-exempt securities and loans are presented using the current federal income tax rate of 21%. Management believes that it is standard practice in the banking industry to present net interest income and net interest margin on a fully tax-equivalent basis and that it may enhance comparability for peer comparison purposes. In addition, management believes that presenting tax-equivalent net interest margin, adjusted, may enhance comparability for peer comparison purposes and is useful to the Company, as well as analysts and investors, since acquired loan accretion income may fluctuate based on the size of each acquisition, as well as from period to period.

In management's view, tangible common equity measures are capital adequacy metrics that may be meaningful to the Company, as well as analysts and investors, in assessing the Company's use of equity and in facilitating comparisons with peers. These non-GAAP measures are valuable indicators of a financial institution's capital strength since they eliminate intangible assets from stockholders' equity and retain the effect of accumulated other comprehensive loss in stockholders' equity.
Although intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. In addition, these non-GAAP financial measures may differ from those used by other financial institutions to assess their business and performance. See the previously provided tables and the following reconciliations in the "Non-GAAP Reconciliations" section for details on the calculation of these measures to the extent presented herein.
Additional Information
The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger of First Midwest and Bankmanagers, First Midwest has filed a registration statement on Form S-4 (file no. 333-234242) with the SEC. The registration statement includes a proxy statement of Bankmanagers, which also constitutes a prospectus of First Midwest, that will be sent to Bankmanagers' shareholders. Investors and shareholders are advised to read the registration statement and proxy statement/prospectus because it contains important information about First Midwest, Bankmanagers, and the proposed transaction. This document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631 or by calling (708) 831-7483, or from Bankmanagers upon written request to Bankmanagers Corp., Attn: P. Michael Mahoney, President, 330 East Kilbourn Avenue, Milwaukee, Wisconsin 53202 or by calling (414) 466-8000.
Participants in this Transaction
First Midwest, Bankmanagers and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Bankmanagers' shareholders in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the proxy statement/prospectus regarding the proposed Bankmanagers transaction. Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest’s definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 4, 2019 and First Midwest’s annual report on Form 10-K for the year ended December 31, 2018 filed with the SEC on March 1, 2019. The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.
About First Midwest
First Midwest (NASDAQ: FMBI) is a relationship-focused financial institution and one of the largest independent publicly traded bank holding companies based on assets headquartered in Chicago and the Midwest, with approximately $18 billion of assets and $12 billion of assets under management. First Midwest's principal subsidiary, First Midwest Bank, and other affiliates provide a full range of commercial, treasury management, equipment leasing, consumer, wealth management, trust and private banking products and services through locations in metropolitan Chicago, southeast Wisconsin, northwest Indiana, central and western Illinois, and eastern Iowa. Visit First Midwest at www.firstmidwest.com.
CONTACTS:

Investors Patrick S. Barrett EVP, Chief Financial Officer (708) 831-7231 pat.barrett@firstmidwest.com	Media Maurissa Kanter SVP, Director of Corporate Communications (708) 831-7345 maurissa.kanter@firstmidwest.com

Accompanying Unaudited Selected Financial Information

Consolidated Statements of Financial Condition (Unaudited) (Dollar amounts in thousands)

	As of
	September 30,	June 30,	March 31,	December 31,	September 30,
	2019	2019	2019	2018	2018
Period-End Balance Sheet
Assets
Cash and due from banks	$273,613	$199,684	$186,230	$211,189	$185,239
Interest-bearing deposits in other banks	202,054	126,966	76,529	78,069	111,360
Equity securities, at fair value	40,723	40,690	33,304	30,806	29,046
Securities available-for-sale, at fair value	2,905,738	2,793,316	2,350,195	2,272,009	2,179,410
Securities held-to-maturity, at amortized cost	22,566	23,277	12,842	10,176	12,673
FHLB and FRB stock	112,845	109,466	85,790	80,302	87,728
Loans:
Commercial and industrial	4,570,361	4,524,401	4,183,262	4,120,293	3,994,142
Agricultural	417,740	430,589	438,461	430,928	432,220
Commercial real estate:
Office, retail, and industrial	1,892,877	1,936,577	1,806,892	1,820,917	1,782,757
Multi-family	817,444	787,155	752,943	764,185	698,611
Construction	637,256	654,607	683,475	649,337	632,779
Other commercial real estate	1,425,292	1,447,673	1,309,878	1,361,810	1,348,831
Home equity	833,955	874,686	862,068	851,607	853,887
1-4 family mortgages	1,686,967	1,391,814	1,086,264	1,017,181	888,797
Installment	491,427	472,102	445,760	430,525	418,524
Total loans	12,773,319	12,519,604	11,569,003	11,446,783	11,050,548
Allowance for loan losses	(109,028)	(105,729)	(103,579)	(102,219)	(99,925)
Net loans	12,664,291	12,413,875	11,465,424	11,344,564	10,950,623
OREO	12,428	15,313	10,818	12,821	12,244
Premises, furniture, and equipment, net	147,064	148,347	131,014	132,502	126,389
Investment in bank-owned life insurance ("BOLI")	297,610	297,118	295,899	296,733	284,074
Goodwill and other intangible assets	876,219	878,802	808,852	790,744	751,248
Accrued interest receivable and other assets	458,303	415,379	360,872	245,734	231,465
Total assets	$18,013,454	$17,462,233	$15,817,769	$15,505,649	$14,961,499
Liabilities and Stockholders' Equity
Noninterest-bearing deposits	$3,832,744	$3,748,316	$3,588,943	$3,642,989	$3,618,384
Interest-bearing deposits	9,608,183	9,440,272	8,572,039	8,441,123	7,908,730
Total deposits	13,440,927	13,188,588	12,160,982	12,084,112	11,527,114
Borrowed funds	1,653,490	1,407,378	973,852	906,079	1,073,546
Senior and subordinated debt	233,743	233,538	203,984	203,808	195,595
Accrued interest payable and other liabilities	345,695	332,156	319,480	256,652	247,569
Stockholders' equity	2,339,599	2,300,573	2,159,471	2,054,998	1,917,675
Total liabilities and stockholders' equity	$18,013,454	$17,462,233	$15,817,769	$15,505,649	$14,961,499
Stockholders' equity, excluding AOCI	$2,332,861	$2,303,383	$2,191,630	$2,107,510	$1,992,808
Stockholders' equity, common	2,339,599	2,300,573	2,159,471	2,054,998	1,917,675

Condensed Consolidated Statements of Income (Unaudited) (Dollar amounts in thousands)

	Quarters Ended					Nine Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,	September 30,	September 30,
	2019	2019	2019	2018	2018	2019	2018
Income Statement
Interest income	$181,963	$177,682	$162,490	$159,527	$149,532	$522,135	$422,965
Interest expense	31,176	27,370	23,466	20,898	17,505	82,012	44,972
Net interest income	150,787	150,312	139,024	138,629	132,027	440,123	377,993
Provision for loan losses	12,498	11,491	10,444	9,811	11,248	34,433	38,043
Net interest income after provision for loan losses	138,289	138,821	128,580	128,818	120,779	405,690	339,950
Noninterest Income
Service charges on deposit accounts	13,024	12,196	11,540	12,627	12,378	36,760	36,088
Wealth management fees	12,063	12,190	11,600	10,951	10,622	35,853	32,561
Card-based fees, net	4,694	4,549	4,378	4,574	4,123	13,621	12,450
Capital market products income	4,161	2,154	1,279	1,408	1,936	7,594	6,313
Mortgage banking income	3,066	1,901	1,004	1,304	1,657	5,971	5,790
Merchant servicing fees, net	385	371	337	365	387	1,093	1,100
Other service charges, commissions, and fees	2,638	2,412	2,274	2,353	2,399	7,324	7,072
Total fee-based revenues	40,031	35,773	32,412	33,582	33,502	108,216	101,374
Other income	2,920	2,753	2,494	2,880	2,164	8,167	6,756
Total noninterest income	42,951	38,526	34,906	36,462	35,666	116,383	108,130
Noninterest Expense
Salaries and employee benefits:
Salaries and wages	50,686	47,776	46,135	45,011	44,067	144,597	136,153
Retirement and other employee benefits	10,795	10,916	11,238	10,378	10,093	32,949	32,726
Total salaries and employee benefits	61,481	58,692	57,373	55,389	54,160	177,546	168,879
Net occupancy and equipment expense	13,903	13,671	14,770	12,827	13,183	42,344	40,607
Professional services	9,550	10,467	7,788	8,859	7,944	27,805	23,822
Technology and related costs	5,062	4,908	4,596	4,849	4,763	14,566	14,371
Advertising and promotions	2,955	3,167	2,372	2,011	3,526	8,494	7,237
Net OREO expense	381	294	681	763	(413)	1,356	399
Other expenses	11,432	12,987	10,581	13,418	11,015	35,000	32,846
Acquisition and integration related expenses	3,397	9,514	3,691	9,553	60	16,602	60
Delivering Excellence implementation costs	234	442	258	3,159	2,239	934	17,254
Total noninterest expense	108,395	114,142	102,110	110,828	96,477	324,647	305,475
Income before income tax expense	72,845	63,205	61,376	54,452	59,968	197,426	142,605
Income tax expense	18,300	16,191	15,318	13,044	6,616	49,809	26,143
Net income	$54,545	$47,014	$46,058	$41,408	$53,352	$147,617	$116,462
Net income applicable to common shares	$54,080	$46,625	$45,655	$41,088	$52,911	$146,360	$115,470
Net income applicable to common shares, adjusted(1)	56,803	54,091	48,616	50,622	46,837	159,511	120,657
Footnotes to Condensed Consolidated Statements of Income

(1)	See the "Non-GAAP Reconciliations" section for the detailed calculation.

Selected Financial Information (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended					Nine Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,	September 30,	September 30,
	2019	2019	2019	2018	2018	2019	2018
EPS
Basic EPS	$0.49	$0.43	$0.43	$0.39	$0.52	$1.36	$1.13
Diluted EPS	$0.49	$0.43	$0.43	$0.39	$0.52	$1.36	$1.13
Diluted EPS, adjusted(1)	$0.52	$0.50	$0.46	$0.48	$0.46	$1.48	$1.18
Common Stock and Related Per Common Share Data
Book value	$21.27	$20.80	$20.20	$19.32	$18.61	$21.27	$18.61
Tangible book value	$13.31	$12.86	$12.63	$11.88	$11.32	$13.31	$11.32
Dividends declared per share	$0.14	$0.14	$0.12	$0.12	$0.11	$0.40	$0.33
Closing price at period end	$19.48	$20.47	$20.46	$19.81	$26.59	$19.48	$26.59
Closing price to book value	0.9	1.0	1.0	1.0	1.4	0.9	1.4
Period end shares outstanding	109,970	110,589	106,900	106,375	103,058	109,970	103,058
Period end treasury shares	10,441	9,818	8,775	9,297	9,301	10,441	9,301
Common dividends	$15,406	$15,503	$12,837	$12,774	$11,326	$43,746	$34,008
Dividend payout ratio	28.57%	32.56%	27.91%	30.77%	21.15%	29.41%	29.20%
Dividend payout ratio, adjusted(1)	26.92%	28.00%	26.09%	25.00%	23.91%	27.03%	27.97%
Key Ratios/Data
Return on average common equity(2)	9.22%	8.34%	8.66%	8.09%	10.99%	8.75%	8.16%
Return on average common equity, adjusted(1)(2)	9.68%	9.68%	9.22%	9.97%	9.73%	9.54%	8.53%
Return on average tangible common equity(2)	15.36%	13.83%	14.41%	13.42%	18.60%	14.55%	14.03%
Return on average tangible common equity, adjusted(1)(2)	16.10%	15.95%	15.31%	16.42%	16.51%	15.80%	14.64%
Return on average assets(2)	1.22%	1.13%	1.19%	1.06%	1.42%	1.18%	1.07%
Return on average assets, adjusted(1)(2)	1.28%	1.31%	1.27%	1.30%	1.26%	1.29%	1.12%
Loans to deposits	95.03%	94.93%	95.13%	94.73%	95.87%	95.03%	95.87%
Efficiency ratio(1)	53.54%	54.67%	55.69%	55.25%	56.03%	54.60%	58.81%
Net interest margin(2)(3)	3.82%	4.06%	4.04%	3.96%	3.92%	3.97%	3.88%
Yield on average interest-earning assets(2)(3)	4.60%	4.80%	4.72%	4.56%	4.44%	4.70%	4.34%
Cost of funds(2)(4)	0.82%	0.77%	0.72%	0.63%	0.55%	0.77%	0.48%
Net noninterest expense to average assets(2)	1.47%	1.81%	1.74%	1.90%	1.62%	1.67%	1.81%
Effective income tax rate	25.12%	25.62%	24.96%	23.96%	11.03%	25.23%	18.33%
Effective income tax rate, adjusted(1)	25.12%	25.62%	24.96%	23.96%	24.04%	25.23%	23.80%
Capital Ratios
Total capital to risk-weighted assets(1)	12.62%	12.57%	12.91%	12.62%	12.32%	12.62%	12.32%
Tier 1 capital to risk-weighted assets(1)	10.18%	10.11%	10.52%	10.20%	10.34%	10.18%	10.34%
CET1 to risk-weighted assets(1)	10.18%	10.11%	10.52%	10.20%	9.93%	10.18%	9.93%
Tier 1 capital to average assets(1)	8.67%	8.96%	9.28%	8.90%	9.10%	8.67%	9.10%
Tangible common equity to tangible assets(1)	8.54%	8.57%	9.00%	8.59%	8.21%	8.54%	8.21%
Tangible common equity, excluding AOCI, to tangible assets(1)	8.50%	8.59%	9.21%	8.95%	8.74%	8.50%	8.74%
Tangible common equity to risk -weighted assets(1)	10.24%	10.11%	10.29%	9.81%	9.33%	10.24%	9.33%
Note: Selected Financial Information footnotes are located at the end of this section.

Selected Financial Information (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended					Nine Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,	September 30,	September 30,
	2019	2019	2019	2018	2018	2019	2018
Asset Quality Performance Data
Non-performing assets
Commercial and industrial	$26,739	$19,809	$34,694	$33,507	$37,981	$26,739	$37,981
Agricultural	6,242	6,712	2,359	1,564	2,104	6,242	2,104
Commercial real estate:
Office, retail, and industrial	26,812	17,875	17,484	6,510	6,685	26,812	6,685
Multi-family	2,152	5,322	2,959	3,107	3,184	2,152	3,184
Construction	152	152	—	144	208	152	208
Other commercial real estate	4,680	3,982	2,971	2,854	4,578	4,680	4,578
Consumer	10,915	9,625	9,738	9,249	10,026	10,915	10,026
Total non-accrual loans	77,692	63,477	70,205	56,935	64,766	77,692	64,766
90 days or more past due loans, still accruing interest	4,657	2,615	8,446	8,282	2,949	4,657	2,949
Total non-performing loans	82,349	66,092	78,651	65,217	67,715	82,349	67,715
Accruing TDRs	1,422	1,441	1,844	1,866	1,741	1,422	1,741
Foreclosed assets(5)	25,266	28,488	10,818	12,821	12,244	25,266	12,244
Total non-performing assets	$109,037	$96,021	$91,313	$79,904	$81,700	$109,037	$81,700
30-89 days past due loans	$46,171	$34,460	$45,764	$37,524	$46,257	$46,171	$46,257
Allowance for credit losses
Allowance for loan losses	$109,028	$105,729	$103,579	$102,219	$99,925	$109,028	$99,925
Reserve for unfunded commitments	1,200	1,200	1,200	1,200	1,000	1,200	1,000
Total allowance for credit losses	$110,228	$106,929	$104,779	$103,419	$100,925	$110,228	$100,925
Provision for loan losses	$12,498	$11,491	$10,444	$9,811	$11,248	$34,433	$38,043
Net charge-offs by category
Commercial and industrial	$5,532	$4,600	$5,061	$5,558	$5,230	$15,193	$25,460
Agricultural	439	658	89	71	631	1,186	2,442
Commercial real estate:
Office, retail, and industrial	219	1,454	618	713	596	2,291	1,239
Multi-family	(38)	—	339	(3)	1	301	5
Construction	(2)	(10)	—	(99)	(4)	(12)	(25)
Other commercial real estate	(43)	284	189	(817)	23	430	(305)
Consumer	3,092	2,355	2,788	2,094	1,537	8,235	5,031
Total net charge-offs	$9,199	$9,341	$9,084	$7,517	$8,014	$27,624	$33,847
Total recoveries included above	$2,073	$2,083	$1,693	$2,810	$1,250	$5,849	$3,811
Note: Selected Financial Information footnotes are located at the end of this section.

Selected Financial Information (Unaudited)

	As of or for the
	Quarters Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2019	2019	2019	2018	2018
Asset quality ratios
Non-accrual loans to total loans	0.61%	0.51%	0.61%	0.50%	0.59%
Non-performing loans to total loans	0.64%	0.53%	0.68%	0.57%	0.61%
Non-performing assets to total loans plus foreclosed assets	0.85%	0.77%	0.79%	0.70%	0.74%
Non-performing assets to tangible common equity plus allowance for credit losses	6.93%	6.28%	6.27%	5.84%	6.45%
Non-accrual loans to total assets	0.43%	0.36%	0.44%	0.37%	0.43%
Allowance for credit losses and net charge-off ratios
Allowance for credit losses to total loans(6)	0.86%	0.85%	0.91%	0.90%	0.91%
Allowance for credit losses to loans, excluding acquired loans	0.98%	0.98%	1.00%	1.01%	1.01%
Allowance for credit losses to non-accrual loans	141.88%	168.45%	149.25%	181.64%	155.83%
Allowance for credit losses to non-performing loans	133.85%	161.79%	133.22%	158.58%	149.04%
Net charge-offs to average loans(2)	0.29%	0.31%	0.32%	0.26%	0.29%
Footnotes to Selected Financial Information

(1)	See the "Non-GAAP Reconciliations" section for the detailed calculation.

(2)	Annualized based on the actual number of days for each period presented.

(3)	Presented on a tax-equivalent basis, assuming the applicable federal income tax rate of 21%.

(4)	Cost of funds expresses total interest expense as a percentage of total average funding sources.

(5)
Foreclosed assets consists of OREO and other foreclosed assets acquired in partial or total satisfaction of defaulted loans. Other foreclosed assets are included in other assets in the Consolidated Statements of Financial Condition.

(6)
This ratio includes acquired loans that are recorded at fair value through an acquisition adjustment, which incorporates credit risk, as of the acquisition date with no allowance for credit losses being established at that time. As the acquisition adjustment is accreted into income over future periods, an allowance for credit losses is established on acquired loans as necessary to reflect credit deterioration.

Non-GAAP Reconciliations (Unaudited) (Amounts in thousands, except per share data)

	Quarters Ended					Nine Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,	September 30,	September 30,
	2019	2019	2019	2018	2018	2019	2018
EPS
Net income	$54,545	$47,014	$46,058	$41,408	$53,352	$147,617	$116,462
Net income applicable to non -vested restricted shares	(465)	(389)	(403)	(320)	(441)	(1,257)	(992)
Net income applicable to common shares	54,080	46,625	45,655	41,088	52,911	146,360	115,470
Adjustments to net income:
Acquisition and integration related expenses	3,397	9,514	3,691	9,553	60	16,602	60
Tax effect of acquisition and integration related expenses	(849)	(2,379)	(923)	(2,388)	(15)	(4,151)	(15)
Delivering Excellence implementation costs	234	442	258	3,159	2,239	934	17,254
Tax effect of Delivering Excellence implementation costs	(59)	(111)	(65)	(790)	(560)	(234)	(4,314)
Income tax benefits	—	—	—	—	(7,798)	—	(7,798)
Total adjustments to net income, net of tax	2,723	7,466	2,961	9,534	(6,074)	13,151	5,187
Net income applicable to common shares, adjusted(1)	$56,803	$54,091	$48,616	$50,622	$46,837	$159,511	$120,657
Weighted-average common shares outstanding:
Weighted-average common shares outstanding (basic)	109,281	108,467	105,770	105,116	102,178	107,852	102,087
Dilutive effect of common stock equivalents	—	—	—	—	—	—	5
Weighted-average diluted common shares outstanding	109,281	108,467	105,770	105,116	102,178	107,852	102,092
Basic EPS	$0.49	$0.43	$0.43	$0.39	$0.52	$1.36	$1.13
Diluted EPS	$0.49	$0.43	$0.43	$0.39	$0.52	$1.36	$1.13
Diluted EPS, adjusted(1)	$0.52	$0.50	$0.46	$0.48	$0.46	$1.48	$1.18
Anti-dilutive shares not included in the computation of diluted EPS	—	—	—	—	—	—	36
Dividend Payout Ratio
Dividends declared per share	$0.14	$0.14	$0.12	$0.12	$0.11	$0.40	$0.33
Dividend payout ratio	28.57%	32.56%	27.91%	30.77%	21.15%	29.41%	29.20%
Dividend payout ratio, adjusted(1)	26.92%	28.00%	26.09%	25.00%	23.91%	27.03%	27.97%
Effective Tax Rate
Income before income tax expense	$72,845	$63,205	$61,376	$54,452	$59,968	$197,426	$142,605
Income tax expense	$18,300	$16,191	$15,318	$13,044	$6,616	$49,809	$26,143
Income tax benefits	—	—	—	—	7,798	—	7,798
Income tax expense, adjusted	$18,300	$16,191	$15,318	$13,044	$14,414	$49,809	$33,941
Effective income tax rate	25.12%	25.62%	24.96%	23.96%	11.03%	25.23%	18.33%
Effective income tax rate, adjusted	25.12%	25.62%	24.96%	23.96%	24.04%	25.23%	23.80%

Note: Non-GAAP Reconciliations footnotes are located at the end of this section.

Non-GAAP Reconciliations (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended					Nine Months Ended
	September 30,	June 30,	March 31,	December 31,	September 30,	September 30,	September 30,
	2019	2019	2019	2018	2018	2019	2018
Return on Average Common and Tangible Common Equity
Net income applicable to common shares	$54,080	$46,625	$45,655	$41,088	$52,911	$146,360	$115,470
Intangibles amortization	2,750	2,624	2,363	2,077	1,772	7,737	5,368
Tax effect of intangibles amortization	(688)	(656)	(591)	(519)	(443)	(1,934)	(1,400)
Net income applicable to common shares, excluding intangibles amortization	56,142	48,593	47,427	42,646	54,240	152,163	119,438
Total adjustments to net income, net of tax(1)	2,723	7,466	2,961	9,534	(6,074)	13,151	5,187
Net income applicable to common shares, adjusted(1)	$58,865	$56,059	$50,388	$52,180	$48,166	$165,314	$124,625
Average stockholders' equity	$2,327,279	$2,241,569	$2,138,281	$2,015,217	$1,909,330	$2,236,402	$1,891,290
Less: average intangible assets	(877,069)	(832,263)	(803,408)	(754,495)	(752,109)	(837,850)	(753,282)
Average tangible common equity	$1,450,210	$1,409,306	$1,334,873	$1,260,722	$1,157,221	$1,398,552	$1,138,008
Return on average common equity(2)	9.22%	8.34%	8.66%	8.09%	10.99%	8.75%	8.16%
Return on average common equity, adjusted(1)(2)	9.68%	9.68%	9.22%	9.97%	9.73%	9.54%	8.53%
Return on average tangible common equity(2)	15.36%	13.83%	14.41%	13.42%	18.60%	14.55%	14.03%
Return on average tangible common equity, adjusted(1)(2)	16.10%	15.95%	15.31%	16.42%	16.51%	15.80%	14.64%
Return on Average Assets
Net income	$54,545	$47,014	$46,058	$41,408	$53,352	$147,617	$116,462
Total adjustments to net income, net of tax(1)	2,723	7,466	2,961	9,534	(6,074)	13,151	5,187
Net income, adjusted(1)	$57,268	$54,480	$49,019	$50,942	$47,278	$160,768	$121,649
Average assets	$17,699,180	$16,740,050	$15,667,839	$15,503,399	$14,894,670	$16,709,797	$14,565,071
Return on average assets(2)	1.22%	1.13%	1.19%	1.06%	1.42%	1.18%	1.07%
Return on average assets, adjusted(1)(2)	1.28%	1.31%	1.27%	1.30%	1.26%	1.29%	1.12%
Efficiency Ratio Calculation
Noninterest expense	$108,395	$114,142	$102,110	$110,828	$96,477	$324,647	$305,475
Less:
Net OREO expense	(381)	(294)	(681)	(763)	413	(1,356)	(399)
Acquisition and integration related expenses	(3,397)	(9,514)	(3,691)	(9,553)	(60)	(16,602)	(60)
Delivering Excellence implementation costs	(234)	(442)	(258)	(3,159)	(2,239)	(934)	(17,254)
Total	$104,383	$103,892	$97,480	$97,353	$94,591	$305,755	$287,762
Tax-equivalent net interest income(3)	$152,019	$151,492	$140,132	$139,755	$133,161	$443,643	$381,141
Noninterest income	42,951	38,526	34,906	36,462	35,666	116,383	108,130
Total	$194,970	$190,018	$175,038	$176,217	$168,827	$560,026	$489,271
Efficiency ratio	53.54%	54.67%	55.69%	55.25%	56.03%	54.60%	58.81%

Note: Non-GAAP Reconciliations footnotes are located at the end of this section.

Non-GAAP Reconciliations (Unaudited) (Amounts in thousands, except per share data)

	As of or for the
	Quarters Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2019	2019	2019	2018	2018
Risk-Based Capital Data
Common stock	$1,204	$1,204	$1,157	$1,157	$1,124
Additional paid-in capital	1,208,030	1,205,396	1,103,991	1,114,580	1,028,635
Retained earnings	1,343,895	1,304,756	1,273,245	1,192,767	1,164,133
Treasury stock, at cost	(220,268)	(207,973)	(186,763)	(200,994)	(201,084)
Goodwill and other intangible assets, net of deferred tax liabilities	(876,219)	(878,802)	(808,852)	(790,744)	(751,248)
Disallowed DTAs	(1,688)	(2,804)	(809)	(1,334)	—
CET1 capital	1,454,954	1,421,777	1,381,969	1,315,432	1,241,560
Trust-preferred securities	—	—	—	—	50,690
Other disallowed DTAs	—	—	—	(334)	—
Tier 1 capital	1,454,954	1,421,777	1,381,969	1,315,098	1,292,250
Tier 2 capital	348,466	345,078	312,840	311,391	248,118
Total capital	$1,803,420	$1,766,855	$1,694,809	$1,626,489	$1,540,368
Risk-weighted assets	$14,294,011	$14,056,482	$13,131,237	$12,892,180	$12,500,342
Adjusted average assets	$16,787,720	$15,863,145	$14,891,534	$14,782,327	$14,202,776
Total capital to risk-weighted assets	12.62%	12.57%	12.91%	12.62%	12.32%
Tier 1 capital to risk-weighted assets	10.18%	10.11%	10.52%	10.20%	10.34%
CET1 to risk-weighted assets	10.18%	10.11%	10.52%	10.20%	9.93%
Tier 1 capital to average assets	8.67%	8.96%	9.28%	8.90%	9.10%
Tangible Common Equity
Stockholders' equity	$2,339,599	$2,300,573	$2,159,471	$2,054,998	$1,917,675
Less: goodwill and other intangible assets	(876,219)	(878,802)	(808,852)	(790,744)	(751,248)
Tangible common equity	1,463,380	1,421,771	1,350,619	1,264,254	1,166,427
Less: AOCI	(6,738)	2,810	32,159	52,512	75,133
Tangible common equity, excluding AOCI	$1,456,642	$1,424,581	$1,382,778	$1,316,766	$1,241,560
Total assets	$18,013,454	$17,462,233	$15,817,769	$15,505,649	$14,961,499
Less: goodwill and other intangible assets	(876,219)	(878,802)	(808,852)	(790,744)	(751,248)
Tangible assets	$17,137,235	$16,583,431	$15,008,917	$14,714,905	$14,210,251
Tangible common equity to tangible assets	8.54%	8.57%	9.00%	8.59%	8.21%
Tangible common equity, excluding AOCI, to tangible assets	8.50%	8.59%	9.21%	8.95%	8.74%
Tangible common equity to risk-weighted assets	10.24%	10.11%	10.29%	9.81%	9.33%

Footnotes to Non-GAAP Reconciliations

(1)	Adjustments to net income for each period presented are detailed in the EPS non-GAAP reconciliation above. For additional discussion of adjustments, see the "Non-GAAP Financial Information" section.

(2)	Annualized based on the actual number of days for each period presented.

(3)	Presented on a tax-equivalent basis, assuming the applicable federal income tax rate of 21%.